Epi One, Inc.

Annual Balance Sheet

For the period ending December 31, 2024 and 2023
Prepared in accordance with U.S. GAAP

	December 31, 2024 ($)	December 31, 2023 ($)
Assets		
Current Assets		
Cash and cash equivalents	2,598,461.60	56,854.26
Security deposits	320.00	320.00
Non-Current Assets		
Property, plant & equipment	238,333.22	0
Equipment	64,132.00	64,132.00
Inventory – samples & reagents	93,704.00	93,704.00
Other Assets		
Total Assets	**2,994,950.82**	**215,010.26**
Liabilities		
Credit card liabilities	1,494.20	45,568.00
Total Liabilities	**1,494.20**	**45,568.00**
Equity		
Common stock – Preferred	84.00	84.00
Common stock – Class A	533.90	493.00
Common stock – Class B	33.00	0.00
Additional paid-in capital	4,772,244.04	1,011,617.00
Retained Earnings	-1,812,887.48	-843,174.74
Total Equity	**2,960,007.46**	**169,019.26**
Total Liabilities and Equity	**2,961,501.66**	**214,587.26**